50th Anniversary
                          (Bontex symbol) BONTEX
                            1997 ANNUAL REPORT

(Graphic: Concentric circles with explosion from center of circles and continents of world at top of explosion.)

BONTEX Cellulose Visorboard is More Environmentally Friendly Than Plastic

By using primary and recycled cellulose fibers, Bontex (registered trademark) is an environmentally friendly product for visors, brims and size bands in headwear and insoles for footwear.
BONTEX (registered trademark) visorboard, brims and size band materials absorb perspiration during wear.
BONTEX (registered trademark) will wick and absorb perspiration on an ongoing continuous basis. Headwear produced with BONTEX (registered trademark) and worn during active sports or work in hot weather will contribute toward comfort and performance.

(Left Photo appears here - Golfer outline)
(Center Photo appears here - 2 Bontex hats)
(Right Photo appears here - Worker using a chainsaw)

Besides coming from a renewable resource - trees, BONTEX (registered trademark) has many practical qualities that make it more appealing than plastic for retailers and manufacturers.

Stitches cleanly with less needle and thread breakage
MORI-FRESH (registered trademark) treated which retards the growth of harmful bacteria, fungi and mold. Tight, flexible and versatile meets military specifications.

-     washable, dry cleanable and is dimensionally stable
-     pliable and retains its shape
-     available in colors, sheets or rolls and in various degrees of rigidity
-     available worldwide


One Bontex Drive, Buena Vista, VA  24416-1500
Telephone :  540-261-2181   Fax:  540-261-3784
E-Mail:  bontex@bontex.com  http://www.bontex.com
Manufactured: Bontex (registered trademark) Buena Vista, VA Bontex (registered trademark) S.A. Stembert, Belgium
Dist. and Converted by: Bontex (registered trademark) Italia S.r.l. Villafranca, Verona, Italy.
Bontex (registered trademark) de Mexico, Leon, Mexico Bontex (registered trademark) Hong Kong

(Bontex symbol) BONTEX (registered trademark)

                       BONTEX (registered trademark)
                      Consolidated 1997 Annual Report

                                 CONTENTS

2     Mission Statement, Corporate and Product Profile

3     Message to Shareholders

5     Financial Highlights

6     Management's Discussion and Analysis

12    Financial Statements and Notes

26    Independent Auditors' Report


                  CORPORATE HIGHLIGHTS - 50TH ANNIVERSARY

1946 Bontex was originally established as a leather processing operation in Newark, New Jersey.

1954 Bontex elastomeric wet web cellulose materials were first produced in Buena Vista, Virginia.

1959 Bontex goes public with stock issuance and listing on NASDAQ stock market.

1969 Bontex begins Bontex SA investment in Belgium, then and today, the world's largest and most efficient factory manufacturing elastomeric wet web fiberboard products.

1982 Bontex sales surpass $30 million, and operating profits exceed $3.2 million. Bontex begins specification marketing program to expand sales globally.

1986 Bontex establishes a base of operations in Italy, as Bontex Italia begins sales, marketing, and converting operations.

1990  Bontex sales exceed $40 million.

1992  Bontex enters strategic partnership to market polyurethane foams.

1995 Bontex sales exceed $50 million. Bontex establishes Bontex de Mexico to expand export sales.

1996 The Company reorganizes and officially operates globally as Bontex, Inc., formerly Georgia Bonded Fibers, Inc.

1997 Bontex export sales from USA exceed $10 million. Bontex establishes Bontex Hong Kong to further expand export sales. Bontex enters into a key strategic partnership to market nonwoven materials. Bontex becomes the first global manufacturer in our industry to be ISO 9001 certified.

                             MISSION STATEMENT

      Our Mission is to be the global leader in the markets we serve, by providing customers with world class quality products and service.

                             CORPORATE PROFILE

      Bontex, Inc. was originally founded in June 1946 under the laws of the State of New Jersey. The Company originally began as a leather processing operation, and today, Bontex is a leading worldwide manufacturer and distributor of uncoated and coated elastomeric wet web impregnated fiberboard products, generally described by the trademark BONTEX (registered trademark). BONTEX (registered trademark) is primarily used as an insole material in footwear, as well as visorboard in headwear, dielectric sealing base in automotive door panels, backing substrate, stiffener and laminating base in luggage, leathergoods, and allied products. All BONTEX (registered trademark) fiberboard products are designed to be "environmentally-friendly," because Bontex uses recycled and primary cellulose fibers originally derived from trees, a renewable resource.

      The Company maintains global headquarters, manufacturing and converting facilities at Bontex USA, One Bontex Drive, Buena Vista, Virginia; European headquarters and manufacturing at Bontex S.A., Stembert, Belgium; a distribution and converting operation at Bontex Italia S.r.l., Villafranca, Verona, Italy; and distribution subsidiaries at Bontex de Mexico, S.A. de C.V., in Leon, Mexico and Bontex Hong Kong R.O.C. Bontex also maintains a network of liaison offices and distributors globally to market Bontex products.

                              PRODUCT PROFILE

      Bontex manufactures uncoated and coated BONTEX (registered trademark) fiberboard products; PVC breathable cushion foams, that are marketed under the trademarks BON-FOAM (registered trademark), MAXXON (registered trademark) and SURE-FOAM (registered trademark), and are sold in a variety of grades for use as shock absorbing insole material; BON-PEL (registered trademark), a wet web nonwoven substrate, which is exceptionally strong and flexible; BONTEX (registered trademark) 48 MA, an uncoated visorboard for use in military headwear, which has been approved by NATICK military laboratory. Bontex also combines certain products, such as foams, fabrics, and vinyls, with BONTEX (registered trademark) fiberboard. Additionally, Bontex is the exclusive distributor globally to the footwear industry of an expanded polyurethane material manufactured by Aearo E.A.R. Specialty Composites, trademarked MAXXON (registered trademark) LS and CONFOR (registered trademark). Bontex also markets to the footwear industry a range of nonwoven products under the company's trademark BON-STITCH (registered trademark), primarily used for various stitch construction footwear. Registered trademarks under which the Company markets products include:

BONTEX (registered trademark)

BON-PEL (registered trademark) nonwoven

BON-FOAM  (registered trademark) cushion

MAXXON (registered trademark) cushion

SUR-V-LON (registered trademark) vinyl coated Bontex

SIR-PEL (registered trademark)

MORIMER (registered trademark)

SURTEX (registered trademark)

SUPERTEX (registered trademark)

MORI-FLEX (registered trademark)

BON-STITCH (registered trademark)

VINTEX (registered trademark)

BON-DOE (registered trademark)

BONTEX (registered trademark) 200 RECYCLED

BONTEX (registered trademark) 300 RECYCLED

                          MESSAGE TO SHAREHOLDERS

(Bontex letterhead)
(Bontex symbol) BONTEX (registered trademark)
ONE BONTEX DRIVE
BUENA VISTA, VIRGINIA 24416-1500
email:  74313.2761@compuserve.com
http://www.bontex.com

Dear Fellow Shareholder:

In 1997, we built upon the positive momentum established last year, as this year's results reflect significant improvement. We are pleased to report to you that Bontex, Inc. and its wholly-owned subsidiaries recorded consolidated net sales of $50.3 million and generated consolidated operating profits of $4.0 million and consolidated net income of $1.7 million or $1.10 per share for the year ended June 30, 1997. This represents the second highest year on record for net sales, and the highest level of net income and operating profits in the history of the Company. Relative to the prior fiscal year, net consolidated sales increased $2.7 million or 5.7 percent, operating profits increased by $4.1 million, and net income improved from a loss of $602,000 or $0.38 per share.

This past year marked a milestone for the Company, because it was a year of transformation as we prepared for the future. Management implemented the Reorganization Plan (the "Plan") approved last year by our shareholders. We not only changed our name and logo, but we also further refined our strategic plans for future growth, and most importantly, increased profitability and
shareholders' value.   Many of the Plan's key initiatives, which are
described in this letter, symbolize the dynamism of the Company. We will capitalize on the Bontex (registered trademark) brand name, which is one of our most valuable assets. The corporate name change not only better links the Company with its widely respected product lines, but also recognizes the significant contribution of international operations and export sales of the Company. All the Company's foreign subsidiaries have been known as Bontex for many years.

The Company's international sales continue to be the largest portion of sales, reflecting our strategic emphasis on developing international markets and regrettably, the contraction of the US domestic market. The Company's international subsidiaries have accounted for approximately 60 percent of net consolidated sales over the past several years. To further expand our international sales, the Company established a venture in Hong Kong to directly market our products in China, the world's largest market for Bontex (registered trademark) products. The Company's plan to establish a manufacturing facility in Asia still remains an important priority; although it has been delayed so that management can focus on immediate issues in returning the Company to profitability, as well as monitor long-term market and industry trends.

Since the founding of our Company fifty years ago, Bontex has developed into the primary global manufacturer and distributor of high quality elastomeric wet web fiber board products. Our mission is to be the global leader in our industry, by providing customers with high quality Bontex (registered trademark) products and services. To that end, we continue to develop new products, improve existing products and innovate new applications. In 1997, our R&D efforts resulted in the introduction of a number of new products, including several new composite packages for, among other things, comfort, cleated footwear and snowboarding. These measures, coupled with present and future initiatives, should contribute to our Company's future growth and profitability.

Quality has always been a cornerstone of the Company's identity, and further demonstrating our quality leadership, during 1997 Bontex became the first manufacturer in our industry to have ISO 9001 certified quality assurance systems at all manufacturing facilities. Management regards ISO 9001 as being crucial in maintaining a competitive advantage in quality globally; however, ISO 9001 is only one part of our quality program; and it alone does not guarantee our leadership. The best measure of quality is our ability to deliver customer satisfaction. Bontex leads our industry in several important areas and market segments, and we continue to expand our role as a global market leader. Bontex remains focused on all our key strategic objectives.

Another important development during 1997 was our strategic alliance with a well known Italian manufacturer of quality nonwoven materials. Bontex will market and distribute nonwoven products manufactured to Bontex specifications under the Bontex (registered trademark) trademark BON-STITCH (registered trademark). Over the past few years, an increasing portion of footwear, especially athletic footwear, is strobel stitch constructed using nonwoven insole materials. This additional product further enhances our market position to effectively service the entire spectrum of footwear, provides an added degree of product diversification and ultimately should lead to sales growth.

As we stated in last year's annual report, the Company was well positioned as we entered fiscal 1997, because of the positive impact of a number of key measures previously implemented by management to increase sales and control costs, as well as the favorable effect of moderated raw material costs. The Company has generated profits consecutively over the previous six quarters. We remain optimistic about fiscal 1998; however, the prices of pulp and other raw materials have risen over the past several months and may continue to rise. Management has implemented various measures in an attempt to manage the situation, including purchasing forward, capital enhancements to improve production efficiencies, and other cost control measures. Further to this, management is exploring various alternatives that may enable the Company to achieve more stability in profits and better management of cash flows, as part of our Risk Management Program and financial plan.

The financial plan implemented last year to improve the Company's financial position and enhance shareholders' value remains a crucial priority. This plan includes a number of important measures to increase working capital, reduce debt, invest judiciously in essential capital projects and reinvest earnings. Much progress was made as these budgetary and financial controls have contributed positively to enhancing shareholder value and improving the Company's financial position. The Company's capital structure (total assets less current liabilities) continues to finance short and long range business objectives, and at June 30, 1997, capital structure totaled $14.6 million, an increase of $1.8 million or 14.1 percent. An important measure of our progress is reflected in the Company's share price and market capitalization. As of June 30, 1997, the price of the Company's stock increased 34.4 percent, representing an increase in market capitalization of $2.0 million.

We continue to uphold high environmental standards. Protecting the environment in which we all work and live is an important responsibility to which the Company has dedicated significant resources over the years. The Company has recycled for many years and continues to develop environmentally-friendly products. Bontex (registered trademark) products are made from recycled and primary cellulose fibers originally derived from trees, a renewable resource. Bontex has invested several millions of dollars over the past years to have one of the most environmentally-friendly manufacturing facilities in our industry: We have converted our boilers from coal to cleaner burning and more efficient natural gas; we have restored land previously used for waste disposal and storage; and we have reduced the amount of process water consumed. Over the past few years, Bontex has invested over $4 million in waste water treatment plants utilizing state of the art, cost effective and innovative technologies. Bontex is committed to conducting business in a fashion that is not only good for business, but also in a manner that will respect and preserve our environment.

We are proud of all our employees, representatives and distributors globally for their outstanding teamwork. We are particularly grateful to all of our customers for their trust placed in Bontex, and we greatly appreciate all of our shareholders, for your continued support of the Company and its management.


James C. Kostelni
Chairman of the Board and
Chief Executive Officer






        Bontex, Inc., One Bontex Drive, Buena Vista, VA  24416-1500
 Telephone: (540) 261-2181  Fax: (540) 261-3784  Email: bontex@bontex.com
                           http://www.bontex.com
Bontex SA (Belgium), Bontex S.r.l. (Italy), Bontex Hong Kong, Bontex de Mexico

                                              BONTEX, INC. AND SUBSIDIARIES
                                            Summary of Selected Ten Year Data
                                    (In Thousands, Except Per Share Data and Ratios)

                                                          Years ended June 30,
                                                          --------------------

                            1997      1996     1995     1994     1993      1992     1991     1990     1989     1988
Net sales                  $50,333  $47,618  $50,998   $47,729  $46,710  $46,534  $44,734   $41,223  $39,676  $33,376
                           =======  =======  =======   =======  =======  =======  =======   =======  =======  =======
Income (loss) before
  extraordinary item and
  cumulative effect of
  change in accounting
  principles                 1,733     (602)  (1,458)      935      193      942      212       167      143      313
Extraordinary item               -        -        -         -        -        -        -         -      212        -
Cumulative effect of
  change in accounting
  principles                     -        -        -       400        -        -       99         -        -        -
                           -------  -------  -------   -------  -------  -------  -------   -------  -------  -------
Net income (loss)          $ 1,733  $  (602) $(1,458)  $ 1,335  $   193  $   942  $   311   $   167  $   355  $   313
                           =======  =======  =======   =======  =======  =======  =======   =======  =======  =======
Income (loss) per share:
Before extraordinary item
  and cumulative effect of
  change in accounting
  principles               $  1.10  $  (.38) $  (.93)  $   .60  $   .12  $   .60  $   .14   $   .11  $   .09  $   .20
Extraordinary item               -        -        -         -        -        -        -         -      .14        -
Cumulative effect of change
  in accounting principles       -        -        -       .25        -        -      .06         -        -        -
                           -------  -------  -------   -------  -------  -------  -------   -------  -------  -------
  Net income (loss)        $  1.10  $  (.38) $  (.93)  $   .85  $   .12  $   .60  $   .20   $   .11  $   .23  $   .20
                           =======  =======  =======   =======  =======  =======  =======   =======  =======  =======

Total assets               $32,906  $33,181  $39,527   $31,032  $28,840  $28,669  $22,753   $21,547  $20,598  $18,746
Total stockholders' equity $11,515  $10,308  $11,186   $12,080  $10,521  $10,825  $ 9,313   $ 9,254  $ 8,758  $ 8,574
Capital expenditures       $ 2,389  $ 2,157  $ 1,704   $ 1,868  $ 1,226  $ 1,787  $ 1,591   $ 1,047  $   642  $   465
Cash flows provided by
  (used in) operating
  activities               $ 3,037  $ 1,180  $(2,073)  $ 1,078  $  (122) $   215  $ 2,024   $    30  $   792  $    55
Long-term debt             $ 2,761  $ 2,330  $ 1,364   $ 1,511  $ 1,056  $ 1,493  $   964   $   193  $   361  $   524
Book value per share       $  7.32  $  6.55  $  7.11   $  7.68  $  6.69$    6.88  $  5.92   $  5.88  $  5.57  $  5.45
Cash dividends declared per
  common share*            $     -  $     -  $     -   $     -  $   .05  $     -  $     -   $   .10  $     -  $   .09
Current ratio                 1.16     1.06     1.07      1.30     1.26     1.34     1.43      1.46     1.53     1.63
Total debt to equity ratio    1.86     2.22     2.53      1.57     1.74     1.65     1.44      1.33     1.35     1.19
Capital structure          $14,570  $12,819  $12,703   $14,162  $12,224  $12,991  $10,950   $10,146  $ 9,750  $ 9,740

*A cash dividend of $.05,$.10, and $.09 was paid during the second quarter of 1993, 1990, and 1988, respectively.

                      Common Stock and Dividend Data

      The stock of Bontex, Inc. is traded over the counter on the NASDAQ National Market under the symbol BOTX. At September 8, 1997 there were approximately 692 shareholders of record. A cash dividend was paid during fiscal year 1993. No cash dividends were declared or paid during fiscal years 1994 through 1997. The table below sets forth the range of bid prices for a share of Bontex common stock:

                       1997         1996       1995         1994          1993
                   ----------   ----------  ----------    ----------  ----------
                   High  Low    High   Low   High  Low   High   Low   High   Low
                   ----  ---    ----   ---   ----  ---   ----   ---   ----   ---
First Quarter     $4.00 $3.13  $4.25 $2.75  $6.00 $5.00  $4.75 $3.75  $7.75 $5.50
Second Quarter     5.13  3.50   3.88  2.38   6.50  5.50   5.25  4.50   6.63  4.25
Third Quarter      5.38  4.50   3.25  2.38   5.50  3.50   5.25  4.25   5.50  4.25
Fourth Quarter     5.00  4.25   4.38  2.88   4.13  2.98   5.50  4.50   5.50  4.00

BONTEX, INC. AND SUBSIDIARIES
(Formerly Georgia Bonded Fibers, Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

Overall business conditions during 1997 were favorable for the Company. The global economy, particularly concerning sales of footwear products at the retail level, grew at a moderate rate, with interest rates and inflation at comparatively low levels. As stated in last year's annual review, the Company's operating conditions during fiscal year 1997 were expected to improve as compared to 1996, mainly reflecting lower raw material costs. However, the Company's operating margins remain under constant pressure from, among other things, increasing environmental related costs, competitive pressures and higher prices for raw materials.

The Company's financial statements and notes to the financial statements should be read as an integral part of this review. Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ materially from these projected results because of inherent limitations with such model characteristics and assumptions. Factors that could cause or contribute to such differences include, but are not limited to, level of sales to key customers, actions of competitors, fluctuations in the prices of primary raw materials and foreign currency exchange rates.

Results of Operations

Consolidated net sales for 1997 totaled $50.3 million, an increase of $2.7 million or 5.7 percent as compared to the prior year's level of $47.6 million. The increase in 1997 sales is primarily due to higher average selling prices and added sales volumes, demonstrating the positive impact of the Company's marketing program and favorable economic conditions.

During fiscal 1996, the Company recorded consolidated net sales of $47.6 million, a decline of $3.4 million, as compared to the $51.0 million in 1995. The decline in sales from 1995 to 1996 reflected a general global slowdown in retail sales to the various industries the Company serves.

(Bar Graph Appears Here)

                     Net Sales
               (Millions of Dollars)

                 1997       $ 50.3
                 1996       $ 47.6
                 1995       $ 51.0
                 1994       $ 47.7
                 1993       $ 46.7

The Company generated consolidated net income of $1.7 million or $1.10 per share in 1997, as compared to the net losses of $602,000 or $.38 per share and $1,458,000 or $.93 per share for 1996 and 1995, respectively. These positive operating results reflect the continued impact of various measures implemented by management to increase sales and improve profitability, as well as the effect of lower pulp prices. The prior year operating losses were primarily due to higher raw material costs. Cost of sales as a percent of net sales was 68 percent in 1997; 77.1 percent in 1996; and 77.3 percent in 1995.

The Company's goal is to mitigate the effects of cyclical changes in costs through purchase contracts, forward purchasing, and application of technologies to improve process efficiencies. Further to this, management is exploring various alternatives that may enable the Company to create more stability with pulp purchases as part of our Risk Management Program, in addition to manufacturing and marketing products less sensitive to pulp costs. Cost trends leading up to December 31, 1995 indicated increased inflationary pressures.

(Bar Graph Appears Here)

                   Gross Profit
               (Millions of Dollars)
                 1997       $ 16.1
                 1996       $ 10.9
                 1995       $ 11.6
                 1994       $ 12.8
                 1993       $ 11.5

The cost of pulp and latex, two primary raw materials for the Company's products, increased by more than 100 percent and 56 percent, respectively, during the eighteen months leading up to December 31, 1995. In January 1996, pulp prices declined considerably, from a high of $1,000 per ton to $500 per ton. Since then, pulp prices have recovered and recent trends for higher pulp prices are expected to continue in 1998. Furthermore, costs relating to environmental controls continue to increase, resulting in continued pressure on the Company's operating margins. Management has implemented various measures in an attempt to manage the situation, including raising selling prices, capital enhancements to improve production efficiencies, a revised Risk Management Program and various cost control measures. The impact of the preceding measures contributed to the Company's operating profits in 1997. Management currently believes that the Company is well positioned as it enters the next fiscal year; however, operating margins are expected to be adversely impacted by increased costs. Management intends to continue to prudently apply technology to manufacture high quality products while working to reduce costs in all areas of operations in an effort to maintain competitive selling prices. There can be no assurance, however, that increased raw material prices will not have an adverse effect on the Company's operations or competitive position in the future. It is difficult to predict future raw material costs, as well as to implement timely selling price increases for the Company's finished goods due to the globally competitive environment in which the Company operates.

The Company's United States operations use the last-in, first-out (LIFO) method of inventory accounting; however, for comparison purposes with other companies, if the first-in, first-out (FIFO) method of accounting had been used, reported gross profit would have been lower by $285,000 in 1997, lower by $147,000 in 1996, and higher by $342,000 in 1995. Net income would have been lower by $181,000 or $.12 per share in 1997, lower by $95,000 or $.06 per share in 1996 and higher by $212,000 or $.13 per share in 1995.

As a percent of net sales, selling, general and administrative (SG&A) expenses over the previous three years were relatively stable at 24 percent in 1997; 23.1 percent in 1996; and 23.4 percent in 1995. The $1.1 million increase in SG&A from 1996 to 1997 can be attributed to higher sales, marketing, freight, advertising and compensation related costs.
Additionally, SG&A costs for 1996 were lower than normal because of the reversal of a deferred compensation accrual of $159,000, as described in Note 6 of the Notes to the Consolidated Financial Statements. The decrease in SG&A costs from 1995 to 1996 was due largely to various cost control measures and the decline in sales.

The decrease in interest expense over the past year was primarily due to the reduction of debt. The weighted-average interest rate on short-term borrowings during 1997 and 1996 was 7.9 and 8.0 percent, respectively. The higher interest expense during 1996 is mainly due to higher interest rates and increased borrowings. Proceeds from credit facilities were utilized for planned capital additions, such as mandated environmental projects, as well as funding of operations. A large portion of the Company's debt consists of short-term credit facilities with variable interest rates. To protect the Company's financial position from future interest rate increases, the Company entered into a number of interest rate swap agreements, to provide for fixed interest payments and stable cash outflows. However, a portion of the variable rate debt is not covered by interest rate swaps, and as such, is subject to market risk of rate changes. Financial instruments, by their nature, are exposed to such market risk, which is the risk of loss arising from adverse changes in market rates and prices. Interest rate swap agreements and market risks of financial instruments are described in Note 7 of the Notes to the Consolidated Financial Statements.

The consolidated effective income tax rate for the Company was 39.1 percent in 1997; 23 percent in 1996; and 37.9 percent in 1995. The higher effective tax rate in 1997 was principally due to higher taxable income, particularly at the Company's European subsidiaries where income tax rates are higher.
The income tax benefit in 1996 and 1995 was attributed to the operating losses, reflecting $317,000 and $781,000, respectively, in net operating loss carryforwards. Refer to Note 5 of the Notes to Consolidated Financial Statements for further details regarding income taxes.

International Sales & Operations

The Company's international sales continue to be the largest portion of sales, reflecting management's strategic emphasis on developing international markets and the contraction of the US market for Bontex (registered trademark) products. Asian countries continue to be the largest sales market for Bontex, as over 67 percent of the world's footwear are produced in the Far East, per the 1997 SATRA World Report. The Company's international subsidiaries represented approximately 60 percent of consolidated net sales over the past three years. Export sales from the US in 1997, 1996 and 1995 were $13.8 million, $9.8 million and $9.2 million, respectively. US export sales are generally denominated in US dollars.

Foreign currency exchange rates have different effects from year to year on the translation of the income statement and balance sheet. The impact of the rate increase from 1996 to 1997 resulted in net sales being lower by approximately $2 million, and the exchange rate decreases from 1995 to 1996 and 1994 to 1995 resulted in net sales being higher by approximately $600,000 and $3.2 million, respectively. On the balance sheet, foreign currency exchange rates at June 30, 1997 were higher than the currency exchange rates at June 30, 1996, which resulted in a translation decrease of approximately $2.7 million in total assets, as compared to the translation decrease of approximately $1.5 million last year.

International operations are subject to certain inherent risks, including currency fluctuations, export duties, restrictions on transfer of funds and political instability. Management continually monitors and assesses these inherent risks, and evaluates various alternatives to manage exposure to such risks. The exposure to foreign currency exchange losses represents the risk that eventual net cash flows resulting from a sale or purchase will be adversely affected by changes in exchange rates. During 1995, the Company experienced extreme volatility in the foreign exchange markets. This unusual volatility resulted in larger than normal currency exchange losses, and accordingly, management revised its Risk Management Program (RMP). The revised RMP is a coordinated approach in the management of foreign currency risks: The overall policy of the RMP is to match currency denominations of the Company's assets with those of its liabilities, in a manner intended to reduce the Company's foreign currency exposure.

The revised RMP appears to be effectively managing the Company's exposure to foreign currencies, as supported by the significant reduction of foreign exchange gains and losses in 1997, and accordingly, such exchange gains and losses in the future are not expected to be material. However, prior to implementation of our revised RMP, total foreign currency exchange gains and losses were a gain of $496,000 in 1996 and a loss in 1995 of $1.5 million. The exchange gain in 1996 represents a recovery of a portion of the exchange losses accrued during the prior year. The higher than normal exchange losses in 1995 are mainly the result of the decrease in value of the US dollar, Italian lire and Mexican peso. Management cannot assure that such exchange losses will not occur again in the future. All transactions denominated in foreign currencies are not hedged (i.e., Mexican peso, Canadian dollar, etc.) since the volume of such transactions is limited and therefore the cost to hedge is considered prohibitive. The Company regards these international markets as excellent opportunities for future growth in revenues and profits, and will continue to attempt to manage these risks in the most cost-effective manner. Refer to Notes 1 and 7 of the Notes to Consolidated Financial Statements for further details regarding currencies, market risks and financial instruments.

Liquidity and Capital Resources

The Company's capital structure (total assets less current liabilities) continues to finance short- and long-range business objectives, and at June 30, 1997 and 1996 totaled $14.6 million and $12.8 million, respectively. The increase in capital structure is primarily due to the reduction of short-term borrowings. The Company's capital structure primarily consists of stockholders' equity, and over the past two years, long-term debt represented approximately 19 percent of capital structure. The Company's requirements for capital during the previous two fiscal years have principally been for capital related expenditures and funding operations.

The Company's Cash Conversion Efficiency (cash flows from operations/net sales) improved considerably from 2.48% the prior year to 6.03% this year, reflecting higher cash flows from operations resulting from, among other things, improved profit margins. Cash flows from operations totaled $3.0 million and $1.2 million in 1997 and 1996, respectively. Cash flows used in operations in 1995 totaled $2.1 million. Cash flows used in investing activities mainly represent acquisition of property, plant and equipment. These capital investments totaled $2.4 million, $2.2 million and $1.7 million in 1997, 1996 and 1995, respectively. Net cash flows from financing activities totaled $249,000 in 1997, net cash flows used in financing activities totaled $2.3 million in 1996, and net cash flows from financing activities were $5.7 million in 1995.

Cash and cash equivalents increased by $658,000 to $1.4 million, and largely represent financing and hedging positions with respect to the Company's European operations.

Trade accounts receivable decreased approximately $456,000 to $13.6 million at June 30, 1997, as compared to last year, primarily because of improved collections and currency translation adjustments. Inventory balances at June 30, 1997 were $5.3 million, down from $5.5 million the prior year. The decrease in inventory is mainly because of the consumption of higher priced inventories. Management continues to implement controls over finished goods and raw material inventories to control costs through the reduction of stock, seconds, and scrap.

The decrease in deferred income tax assets primarily reflects the utilization of approximately $2.3 million or 75 percent of the net operating loss carryforwards. At June 30, 1997, the Company had approximately $747,000 in net operating loss carryforwards to offset future taxable income, of which approximately $250,000 and $361,000 expire in 2010 and 2011, respectively. Approximately $136,000 of the net operating loss carryforwards do not expire. The ultimate realization of the alternative minimum tax credit and net operating loss carryforwards is dependent upon the Company generating approximately $1.0 million in future taxable income during the tax carryforward period. Certain factors beyond management's control can affect future levels of taxable income, including prices for primary raw materials and foreign currency exchange rates. Management believes that it is more likely than not that the Company will realize its deferred tax assets, as a result of, among other things, the Company's tax planning strategies, positive operating conditions and cost control measures implemented by management, and based on the level of anticipated future taxable income. Additionally, management currently believes that the existing net deductible temporary differences will reverse during the periods in which the Company generates net taxable income. Accordingly, no allowances are provided for deferred tax assets.

The plant and equipment additions mainly represent capital expenditures for mandated environmental controls, and various capital improvements to enhance the productivity of manufacturing and converting facilities in the United States, Belgium, and Italy. Capital expenditures for 1998 are projected not to exceed $700,000.

Accounts payable decreased $526,000 to $7.5 million at June 30, 1997, as compared to the prior year. The payable balances last year were higher than normal mainly because of accruals relating to capital additions and higher raw material inventory balances. Short-term borrowings decreased $1.4 million to $8 million at June 30, 1997 and primarily correspond to the decrease in accounts receivable and inventories.

The $431,000 increase in long-term debt was primarily due to the funding of capital expenditures, partially offset by long-term debt principal payments. These secured credit facilities contain various loan covenants, including the maintenance of certain minimum financial ratios and borrowing base requirements. The Company was in compliance with the applicable debt covenants at June 30, 1997. Refer to Note 4 of the Notes to Consolidated Financial Statements for further details regarding Long-term Debt and Financing Agreements. The Company believes current credit facilities combined with cash flows from operations will be sufficient to meet future operating and capital requirements for the foreseeable future.

The Company's ratio of current assets to current liabilities improved from
1.06 at June 30, 1996 to 1.16 at June 30, 1997, and the Days of Working Capital ratio (DWC) (working capital/(net sales/365 days)) more than doubled from 9.65 last year to 21.86, primarily reflecting the $1.8 million increase in working capital. The ratio of total liabilities to equity improved at fiscal year end to 1.86 from 2.22 the prior year. These changes are primarily attributed to positive operating results. Management has implemented a financial plan to help continue to improve the Company's financial condition. This financial plan includes measures to increase working capital, reduce debt, invest in essential capital projects and retain earnings for future expansion and operations.

Restructuring

In June 1997, the Company's Board of Directors, in response to decreasing demand in the domestic markets, approved a plan to restructure the Company's U.S. operations in the Northeast. The restructuring plan focuses on the Company's Newark, New Jersey operation and will involve closing the Company's current Newark warehouse facility. The Company expects the restructuring to generate significant operating efficiency improvements which should contribute to the long-term profitability of the Company. Net pretax savings are projected to be significant, and principally consist of reduced salaries, operating and overhead costs for the Newark facility. The Company plans to dispose of the warehouse facility within the next year. The related restructuring charges at June 30, 1997 are immaterial to the financial statements, because the net realizable value of the Newark warehouse facility exceeds the net carrying amount. Future cash outlays and expenditures for the restructuring are not expected to be material.

Environment

As with all related manufacturers, the Company is subject to regulation by various federal, state, foreign and local agencies concerning compliance with environmental control statutes. These regulations impose limitations on the discharge of effluent and emissions into the environment, and establish standards for treatment, storage and disposal of hazardous wastes, as well as require the Company to obtain and operate in compliance with the conditions of permits and other governmental authorizations.

During fiscal 1997, the Company completed the construction of the waste water treatment plant in Belgium at an aggregate cost over the past three years of approximately $2 million. The Company in the USA is developing and implementing certain air emission controls. The cost of the air control technologies based on current information is projected to be approximately $250,000. The Company believes that it is in substantial compliance with applicable environmental laws and regulations.

The Company has made and intends to continue to make substantial capital investments and operating expenditures, as well as production adjustments, in connection with compliance with environmental laws and regulations.
Estimates of future costs for environmental compliance may differ from final costs due to, among other things, continued emergence of new environmental laws and regulations, as well as technological developments. Refer to Note 8 of the Notes to the Consolidated Financial Statements for further details regarding environmental matters.

Accounting Changes

In connection with the granting of stock options in 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

The Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" in March 1995 and SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" in June 1996, of which neither had a material impact on the Company's consolidated financial position, results of operations or liquidity. Refer to Note 1 of Notes to the Consolidated Financial Statements for further details regarding SFAS No. 121 and 125.

Recently, the Financing Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," SFAS No. 129, "Disclosure of Information about Capital Disclosure," SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements are effective for fiscal years beginning after December 15, 1997. The Company does not anticipate the adoption of these statements to have a material effect on its consolidated financial positions, results of operations or liquidity.

                            BONTEX, INC. AND SUBSIDIARIES
                       (Formerly Georgia Bonded Fibers, Inc.)
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS) and
             CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                      Years Ended June 30, 1997, 1996 and 1995
                        (In Thousands, Except Per Share Data)

Consolidated Statements of Income (Loss):
                                                   1997        1996       1995

NET SALES                                      $ 50,333    $ 47,618   $ 50,998
COST OF SALES                                    34,241      36,736     39,398
                                                -------     -------    -------
         Gross profit                            16,092      10,882     11,600

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES     12,083      10,979     11,913
                                                -------     -------    -------
         Operating income (loss)                  4,009         (97)      (313)
                                                -------     -------    -------
OTHER (INCOME) EXPENSES:
  Interest expense                                1,247       1,288        984
  Interest income                                   (45)        (93)      (219)
  Foreign currency exchange (gain) loss             (26)       (496)     1,477
  Other - net                                       (13)        (14)      (209)
                                                -------     -------    -------
                                                  1,163         685      2,033
                                                -------     -------    -------

INCOME (LOSS) BEFORE INCOME TAXES                 2,846        (782)    (2,346)

INCOME TAXES                                      1,113        (180)      (888)
                                                -------     -------    -------

NET INCOME (LOSS)                              $  1,733    $   (602)  $ (1,458)
                                                =======     =======    =======


NET INCOME (LOSS) PER SHARE                    $   1.10    $   (.38)  $   (.93)
                                                =======     =======    =======


Consolidated Statements of Changes in Stockholders' Equity:

                                                   1997        1996       1995

Stockholders' Equity, beginning balance        $ 10,308    $ 11,186   $ 12,080
  Net income (loss)                               1,733        (602)    (1,458)
  Foreign currency translation adjustment          (526)       (276)       564
                                                -------     -------    -------
Stockholders' Equity, ending balance           $ 11,515    $ 10,308   $ 11,186
                                                =======     =======    =======


See accompanying notes to consolidated financial statements.

                            BONTEX, INC. AND SUBSIDIARIES
                       (Formerly Georgia Bonded Fibers, Inc.)
                             CONSOLIDATED BALANCE SHEETS

                               June 30, 1997 and 1996
                   (In Thousands, Except Share and Per Share Data)

ASSETS                                                   1997        1996
CURRENT ASSETS:
  Cash                                               $  1,373    $    715
  Trade accounts receivable, less allowance
    for doubtful accounts of $119 ($134 at 1996)       13,622      14,078
  Other receivables                                       551         527
  Inventories                                           5,276       5,495
  Deferred income taxes                                   321         676
  Income taxes refundable                                  76          14
  Other current assets                                    131         116
                                                      -------     -------
           Total current assets                        21,350      21,621
                                                      -------     -------

PROPERTY, PLANT AND EQUIPMENT:
  Land and land improvements                              347         298
  Building and building improvements                    5,332       4,785
  Machinery, furniture and equipment                   16,176      15,755
  Construction in progress                                808         782
                                                      -------     -------

                                                       22,663      21,620
  Less accumulated depreciation and amortization       11,631      11,165
                                                      -------     -------

  Net property, plant and equipment                    11,032      10,455

Deferred income taxes                                       -         442
Other assets                                              524         663
                                                      -------     -------

           Total assets                              $ 32,906    $ 33,181
                                                      =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings                              $  8,019    $  9,416
  Accounts payable                                      7,521       8,047
  Accrued expenses                                      2,079       2,164
  Income taxes payable                                    139         169
  Long-term debt due currently                            578         566
                                                      -------     -------
           Total current liabilities                   18,336      20,362

Long-term debt                                          2,761       2,330
Deferred income taxes                                     108           -
Other long-term liabilities                               186         181
                                                      -------     -------

           Total liabilities                           21,391      22,873
                                                      -------     -------

STOCKHOLDERS' EQUITY:
Preferred stock of no par value.  Authorized
  10,000,000 shares; none issued                            -           -
Common stock of $.10 par value.  Authorized
  10,000,000 shares; issued and outstanding
  1,572,824 shares                                        157         157
Additional capital                                      1,551       1,551
Retained earnings                                       9,344       7,611
Foreign currency translation adjustment                   463         989
                                                      -------     -------
  Total stockholders' equity                           11,515      10,308
                                                      -------     -------

  Total liabilities and stockholders' equity         $ 32,906    $ 33,181
                                                      =======     =======

See accompanying notes to consolidated financial statements.

                                          BONTEX, INC. AND SUBSIDIARIES
                                     (Formerly Georgia Bonded Fibers, Inc.)
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    Years Ended June 30, 1997, 1996 and 1995
                                                 (In Thousands)

                                                                          1997        1996       1995
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from customers                                          $ 48,846    $ 50,552   $ 50,133
Cash paid to suppliers and employees                                   (44,283)    (48,226)   (51,227)
Interest received                                                           45          98        212
Interest paid, net of amount capitalized                                (1,220)     (1,330)      (986)
Income taxes paid, net of refunds                                         (351)         86       (205)
                                                                       -------     -------    -------
      Net cash provided by (used in) operating activities                3,037       1,180     (2,073)
                                                                       -------     -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities of short-term investments                           -           -        123
Proceeds from sales of property, plant and equipment                         -          75         39
Acquisition of property, plant and equipment                            (2,389)     (2,157)    (1,704)
                                                                       -------     -------    -------
      Net cash used in investing activities                             (2,389)     (2,082)    (1,542)
                                                                       -------     -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings, net                         (403)     (1,740)     4,288
Long-term debt incurred                                                  2,675         115      2,000
Principal payments on long-term debt and capital lease obligations      (2,023)       (694)      (569)
                                                                       -------     -------    -------
      Net cash provided by (used in) financing activities                  249      (2,319)     5,719
                                                                       -------     -------    -------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                   (239)       (443)       913
                                                                       -------     -------    -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       658      (3,664)     3,017

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             715       4,379      1,362
                                                                       -------     -------    -------

CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  1,373    $    715   $  4,379
                                                                       =======     =======    =======

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY
  (USED IN) OPERATING ACTIVITIES:
  Net income (loss)                                                   $  1,733    $   (602)  $ (1,458)
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Depreciation and amortization                                        1,189       1,100      1,072
    (Gain) loss on sale of property, plant and equipment                     1          13        (15)
    Provision for bad debts                                                 75          66         42
    Deferred income taxes                                                  844        (387)      (885)
    Donated property                                                         -           -        (82)
    Change in assets and liabilities:
      (Increase) decrease in trade accounts and other receivables         (807)        660        471
      (Increase) decrease in inventories                                  (261)      2,123     (2,360)
      Decrease in other assets                                              16          22         70
      Increase (decrease) in accounts payable and accrued expenses         320      (2,121)     1,493
      Increase (decrease) in income taxes                                  (78)        273       (159)
      Increase (decrease) in other liabilities                               5          33       (262)
                                                                       -------     -------    -------
       Net cash provided by (used in) operating activities            $  3,037    $  1,180   $ (2,073)
                                                                       =======     =======    =======

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Donated property                                                    $      -    $      -   $     82
                                                                       =======     =======    =======
  Construction in progress accrued in payables                        $     49    $     76   $    178
                                                                       =======     =======    =======


See accompanying notes to consolidated financial statements.

                       BONTEX, INC. AND SUBSIDIARIES
                  (Formerly Georgia Bonded Fibers, Inc.)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       June 30, 1997, 1996 and 1995
               (All amounts in thousands except share data)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The accounts of Bontex, Inc. (formerly Georgia Bonded Fibers, Inc.) and its wholly-owned subsidiaries, Bontex S.A., Belgium, Bontex Italia, S.r.l., Italy and Bontex de Mexico C.V., Mexico, and its majority-owned subsidiary, Bontex Hong Kong Limited, (the Company) are included in the consolidated financial statements after elimination of significant intercompany accounts and transactions.

Foreign Currency Translation - The financial statements of the Company's subsidiaries outside the United States are measured using the local currency as the functional currency. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars at the rates of exchange as of the balance sheet date. The resulting translation adjustments are included as a separate component of stockholders' equity. Translation gains or losses for Bontex de Mexico C.V., a wholly-owned subsidiary located in a highly inflationary country, are not material, and as such, are included as a separate component of stockholders' equity. Income and expense items are translated at weighted average monthly exchange rates in effect during the year. Gains and losses from foreign currency transactions are included in net income (loss).

Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost of inventories maintained in North America is determined on the last-in, first-out (LIFO) and in Europe on the first-in, first-out (FIFO) and weighted average bases.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Machinery and equipment held under capital leases are stated at the present value of minimum lease payments at the inception of the lease. The Company capitalizes interest cost as a component of the cost of major construction in progress. Capitalized interest during the years ended June 30, 1997, 1996 and 1995 totaled zero, $142 and $8, respectively.

Depreciation and Amortization - Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.Estimated useful lives are 10 to 40 years for buildings and building improvements, and 3 to 25 years for machinery, furniture and equipment.Machinery and equipment held under capital leases are amortized by the straight-line method over the shorter of the lease term or estimated useful life of the asset.
Amortization of assets held under capital leases is included in depreciation and amortization of property, plant and equipment.

Other Assets - Other assets consist principally of deferred loan costs, trademarks and various deposits. The deferred loan costs are amortized over the life of the loans. Trademark costs are amortized on a straight-line basis over five years.

Financial Instruments - The Company enters into interest rate swap transactions to manage its interest rate exposure. Income or expense arising from these transactions is accounted for as an adjustment to interest expense over the life of the agreements. The Company has also entered into forward foreign currency exchange contracts to manage the exposure of sales by Bontex S.A. which are denominated in U.S. dollars to changes in foreign currency exchange rates. The contracts mature at various dates, are valued at fair value and the resulting gain or loss included in net income (loss).

Revenue Recognition - Sales and cost of sales are recognized at the time of product shipment or delivery to the customer, based on shipping terms.

Use of Estimates and Forward-Looking Data - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Except for the historical data set forth herein, certain forward-looking information is contained in these disclosures. Actual amounts may differ from these projections. Factors that could cause or contribute to such differences include inherent limitations of model characteristics and assumptions.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued in June 1996, and is effective for transfers and servicing of financial assets and extinguishment of liabilities after December 31, 1996. Adoption of this statement did not have a material impact on the Company's consolidated financial position, results of operations, or liquidity.

Impairment of Long-lived Assets and Long-lived Assets to Be Disposed Of - The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of," on July 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.
Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's consolidated financial position, results of operations, or liquidity.

Income Per Share - Income per share has been computed on the basis of the number of shares outstanding during each year (1,572,824 shares). The calculation of weighted average shares outstanding does not include the effect of common stock options since their impact on the weighted average shares outstanding is less than three percent.

Stock Options - In connection with the granting of stock options in 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

Reclassification - Certain reclassifications have been made to the 1996 consolidated financial statements to conform with the 1997 presentation.

2.    INVENTORIES

Cost of inventories of approximately $2,517 in 1997 and $1,716 in 1996, is determined by the last-in, first-out method (LIFO). Replacement costs for LIFO inventories approximated $2,862 in 1997 and $2,346 in 1996. Inventories of approximately $2,759 in 1997 and $3,779 in 1996, are determined by the first-in, first-out (FIFO) and weighted average bases.

      Inventories are summarized as follows:

                                    1997       1996
      Finished goods             $ 2,908   $  3,731
      Raw materials                2,067      1,791
      Supplies                       646        603
                                  ------     ------
      Inventories at FIFO and
        weighted average cost      5,621      6,125
      LIFO reserves                  345        630
                                  ------     ------

                                 $ 5,276    $ 5,495
                                  ======     ======

During 1997, 1996 and 1995, LIFO layers were reduced resulting in charging lower inventory costs to cost of sales of $37, $91 and $173, respectively.

3.    BUSINESS SEGMENT INFORMATION AND INTERNATIONAL OPERATIONS

On January 2, 1997, Bontex, Inc. completed a reorganization plan which changed, among other things, its name from Georgia Bonded Fibers, Inc. and the state of incorporation to Virginia from New Jersey. The reorganization did not result in any change in business, management, net worth, assets or liabilities of the Company.

Bontex, Inc. and all majority-owned subsidiaries are predominantly engaged in the manufacturing and distribution of uncoated and coated BONTEX (registered trademark) elastomeric fiberboard products. The Company operates manufacturing facilities at Bontex USA in North America and Bontex S.A. in Belgium. BONTEX (registered trademark) products are primarily used as an insole material in footwear, as well as visorboard in headwear, stiffener and laminating base for luggage, leathergoods and allied industries globally.

Export sales from Bontex USA totaled $13,776, $9,761 and $9,161 in 1997, 1996 and 1995, respectively. Sales to Asian countries represent approximately 48, 44 and 47 percent of total export sales for the Company in 1997, 1996 and 1995, respectively.

For the past three years, sales to one customer ranged from approximately 6 percent to 9 percent of consolidated net sales.

Information related to the North American and European operations follows:

                            North American European
                               Operations Operations    Eliminations Consolidated
1997:
   Total assets                $ 15,551     $ 19,801     $ (2,446)    $ 32,906
   Total liabilities              6,320       15,656         (585)      21,391
   Net sales                     21,141       29,709         (517)      50,333
   Income before income taxes     1,105        1,741            -        2,846
   Net income                       784          949            -        1,733


1996:
   Total assets                $ 15,110     $ 20,412     $ (2,341)    $ 33,181
   Total liabilities              6,540       17,090         (757)      22,873
   Net sales                     18,486       29,507         (375)      47,618
   Loss before income taxes        (188)        (585)          (9)        (782)
   Net loss                         (60)        (531)         (11)        (602)


1995:
   Total assets                $ 14,311     $ 27,426     $ (2,210)    $ 39,527
   Total liabilities              5,785       23,310         (754)      28,341
   Net sales                     19,735       31,541         (278)      50,998
   Loss before income taxes        (933)      (1,424)          11       (2,346)
   Net loss                        (615)        (854)          11       (1,458)

Retained earnings of foreign operations not available for distribution amounted to approximately $846 and $579 at June 30, 1997 and 1996, respectively.

4.    LONG-TERM DEBT AND FINANCING AGREEMENTS

The following long-term debt was outstanding as of June 30, 1997 and 1996:


                                                                1997          1996
      8.50% loan payable to a bank in the
      United States in quarterly installments
      of $80 through July 2001; collateralized
      by accounts receivable, inventory and
      other noncurrent assets in the U.S. and
      subject to various loan covenants                     $ 1,360       $     -

      10.50% loan payable to a bank in the United
      States in quarterly installments of $77
      through June 2001; collateralized by accounts
      receivable and inventory and other noncurrent
      assets in the U.S. and subject to various loan
      covenants.  Refinanced August 1996                          -         1,538

      7.72% loan payable to an agency of the Belgian
      government in ten annual installments beginning
      May 15, 1992.  Four annual installments of $78
      are outstanding at June 30, 1997                          311           447

      7.72% loan payable to an agency of the Belgian
      government in ten annual installments beginning
      September 1995 to 2004.  Eight annual installments
      of $69 are outstanding at June 30, 1997                   556           718

      6.15% loan payable to an agency of the Belgian
      government in ten annual installments of $111
      beginning September 1997 to 2006                        1,112           104

      12.25% loan payable to a bank in Italy in monthly
      installments of $10 through March 1997; collateralized
      by plant and equipment in Italy                             -            89
                                                             ------        ------

                                                              3,339         2,896

      Less long-term debt due currently                         578           566
                                                             ------        ------

           Long-term debt                                   $ 2,761       $ 2,330
                                                             ======        ======

The principal payments of long-term debt are as follows:

      1998                       $   578
      1999                           578
      2000                           578
      2001                           578
      2002                           262
      Thereafter                     765
                                  ------

      Total                      $ 3,339
                                  ======

The loans payable to an agency of the Belgian government have a mortgage on Bontex S.A.'s buildings and the right to request a second mortgage on the buildings.

European operations have short-term credit facilities totaling approximately $7,976 and $8,429 at June 30, 1997 and 1996 respectively. As of June 30, borrowings under these facilities were as follows:

                                                          1997       1996
      Short-term bank loans with various interest
      rates between 3.85% and 9.99%                    $ 6,588    $ 8,187
      Overdrafts                                           233        242
                                                        ------     ------

                                                       $ 6,821    $ 8,429
                                                        ======     ======

Five banks in Belgium share a security interest in most of the assets of Bontex S.A. for half the amount of the credit facilities granted, and the right to request a security interest in the amount of the other half of the credit facilities granted. As of June 30, 1997 and 1996, one of the bankers under these facilities had the right to request a security interest.

Bontex USA has secured lines of credit arrangements with a bank whereby Bontex USA may borrow up to $1,750 at the one month London Inter Bank Offered Rate (LIBOR) plus 2.50 percent (8.19 percent at June 30, 1997). At June 30, 1997 and 1996, Bontex USA had borrowings of $1,198 and $987, respectively, outstanding under lines of credit. The secured lines of credit are collaterized by the same security as the refinanced long-term debt discussed below.

Consolidated weighted average interest rates on short-term borrowings at June 30, 1997 and 1996 are 7.9 and 8.0 percent, respectively.

During 1997 and 1996, Bontex USA was subject to various loan covenants under its secured debt agreements and has pledged certain current and noncurrent assets as security. Bontex USA was in compliance with the applicable covenants at June 30, 1997 and 1996, including the maintenance of certain minimum financial ratios and borrowing base requirements. In August 1996, Bontex USA refinanced its previous long-term debt with a new secured debt agreement resulting in a $38 write-off of deferred financing costs related to the early extinguishment of debt which was recognized during fiscal 1997.

5.    INCOME TAXES

The U.S. and foreign components of the provision (benefit) for income taxes are presented as follows:

                           Current    Deferred   Total

      1997:
        Federal             $  41     $  246     $   287
        State                  (1)        29          28
        Foreign               229        569         798
                            -----     ------     -------
                            $ 269     $  844     $ 1,113
                            =====     ======     =======

      1996:
        Federal             $ (91)    $  (49)    $  (140)
        State                   -         (5)         (5)
        Foreign               298       (333)        (35)
                            -----     ------      ------

                            $ 207     $ (387)    $  (180)
                            =====     ======     =======

      1995:
        Federal             $(136)    $ (174)    $  (310)
        State                  (1)        (7)         (8)
        Foreign               134       (704)       (570)
                            -----     ------      ------

                            $  (3)    $ (885)    $  (888)
                            =====     ======     =======

The provision (benefit) for income taxes differs from the expected tax expense (benefit), computed by applying the U.S. Federal corporate rate to income or loss before income taxes as follows:

                                              1997       1996        1995
   Federal income tax at statutory rate    $   968     $ (265)     $ (798)
   Increase (reduction) in income taxes
     resulting from:
      Foreign Sales Corporation                (96)         -         (23)
      Foreign income(loss) at other than
        U.S. rates                             116         64        (115)
      State and local taxes, net of federal
        income tax benefit                      18         (3)         (5)
      Other differences, net                   107         24          53
                                            ------     ------      ------
            Provision for income taxes     $ 1,113     $ (180)     $ (888)
                                            ======     ======      ======

   Effective income tax rate                    39%        23%         38%

   U.S. Federal statutory income tax rate       34%        34%         34%


The components of deferred tax assets and liabilities at June 30, 1997 and 1996 are presented below:

                                                               1997       1996
   Deferred tax assets:
      Accounts receivable, principally due to allowance
         for doubtful accounts                               $   22    $    25
      Inventories, principally due to additional costs
         capitalized for tax purposes                           101         97
      Other assets, due to difference in amortization of
         trademarks                                             136        118
      Accrued pension and retirement benefits                   144        144
      Net operating loss carryforwards                          277      1,130
      Alternative minimum tax credit carryforwards               88         90
      Other                                                     159         90
                                                             ------     ------
              Total gross deferred tax assets                   927      1,694
                                                             ------     ------
   Deferred tax liabilities:
      Plant and equipment, principally due to differences
         in depreciation and capital gain recognition          (690)      (554)
      Other                                                     (24)       (22)
                                                             ------     ------
              Total gross deferred tax liabilities             (714)      (576)
                                                             ------     ------
              Net deferred tax asset                         $  213    $ 1,118
                                                             ======     ======

The U.S. and foreign components of the net deferred tax asset at June 30, 1997 and 1996 are presented below:

                                  Current Noncurrent     Total
1997:
      U.S. Operations              $ 136    $  (54)    $    82
      European Operations            185       (54)        131
                                    ----     -----      ------
                                   $ 321    $ (108)    $   213
                                    ====     =====      ======

1996:
      U.S. Operations              $  91    $  266     $   357
      European Operations            585       176         761
                                    ----     -----      ------
                                   $ 676    $  442     $ 1,118
                                    ====     =====      ======

At June 30, 1997, in addition to the alternative minimum tax credit carryforward of $88 at Bontex USA, the Company had approximately $747 ($611 at Bontex USA and $136 at Bontex S. A.) in net operating loss carryforwards to offset future taxable income, of which $250 and $361 at Bontex USA expire in 2010 and 2011, respectively. The net operating loss carryforwards at Bontex S.A. have no expiration date.

Deferred tax assets at June 30, 1997 include $311 related to the alternative minimum tax credit and net operating loss carryforwards at Bontex USA, and $54 related to net operating loss carryforwards at Bontex S.A. For 1996 and 1995 the Company experienced losses before income taxes of approximately $782 and $2,346, respectively. The Company realized $853 of the deferred tax assets during 1997 as a result of generating taxable income. The Company will need to generate future taxable income of $870 at Bontex USA and $136 at Bontex S.A. during the tax carryforward periods to realize the alternative minimum tax credit and net operating loss carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income, anticipation of future taxable income over the periods which the deferred tax assets are deductible, reversal of the temporary differences and available tax planning strategies, management believes it is more likely than not the Company will realize these deferred tax assets.

At June 30, 1997, the Company has not recognized a deferred tax liability of $90 for the cumulative amount of undistributed income of its foreign subsidiaries, because there are no plans to pay dividends in the foreseeable future. As of June 30, 1997, undistributed income of the foreign subsidiaries was approximately $1,799, of which approximately $846 is not available for distribution.

6.    RETIREMENT AND COMPENSATION PLANS

The Company has pension plans covering substantially all full-time domestic employees and certain foreign employees. The benefits from the Company's domestic defined benefit plan are based upon years of service and the employee's average earnings for the five highest consecutive years of compensation during the ten years immediately preceding retirement. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, and any such additional amounts as the Company may determine to be appropriate from time to time. Annual provisions for accrued pension costs are based on independent actuarial valuations.

The Plan's funded status and amounts recognized in the Company's consolidated financial statements at June 30 for its United States pension plan are as follows:

                                                         1997        1996
   Actuarial present value of benefit obligations:
     Accumulated benefit obligation, including
       vested benefits (1997, $4,225 and 1996,
       $4,021)                                       $ (4,235)   $ (4,044)
                                                       ======      ======
     Projected benefit obligation for service
       rendered to date                              $ (5,242)   $ (5,217)
   Plan assets                                          4,868       4,346
                                                       ------      ------
   Plan assets less than projected benefit
     obligation                                          (374)       (871)
   Unrecognized prior service cost                        162         177
   Unrecognized net loss from past experience
     different from that assumed                          (68)        429
   Unrecognized net asset at July 1, 1996, net
     of amortization                                     (115)       (131)
                                                       ------      ------
   Accrued pension cost                              $   (395)   $   (396)
                                                       ======      ======

The Company's net periodic pension expense for the years ended June 30, 1997, 1996 and 1995 include the following components:

                                              1997     1996     1995
     Service cost-benefits earned during
       the period                            $ 175     $ 200   $ 243
     Interest cost on projected benefit
       obligation                              370       366     344
     Net amortization and deferral             190         2     180
                                              ----      ----    ----
                                               735       568     767
     Less actual return on assets and
       employee contributions                  620       407     530
                                              ----      ----    ----

   Net pension cost                          $ 115     $ 161   $ 237
                                              ====      ====    ====

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.75 percent for 1997, 1996 and 1995. The rate of increase for future compensation levels used in determining the obligation was 5.0 percent for 1997, 4.5 percent for 1996 and
5.5 for 1995. The expected long-term rate of return on plan assets in 1997, 1996 and 1995 was 9.0 percent.

Pension assets are held under a group annuity contract with an insurance company. Certain amounts are commingled with the general assets of the insurance company and the remainder is invested in separate accounts, which include domestic equity, domestic government, corporate and private placement bonds and domestic real estate equity, of the insurance company, at fair value.

The pension expense relating to the foreign subsidiary's insured pension and disability plan amounted to $69, $86, and $76 in 1997, 1996 and 1995, respectively. Benefits are based on years of service and the average of the last five years annual earnings.

The Company adopted a tax deferred compensation benefit plan for certain executives during fiscal year 1997. The plan allows the employee to defer up to four percent of his compensation with a Company match of up to one percent of compensation. The Company's contribution funds life insurance policies on each executive, with the Company as owner and beneficiary. The Company's expense for the plan in 1997 totaled $3.

The Company provides certain supplemental executive compensation to the President. Expenses related to these benefits were approximately $146 in 1997, $143 in 1996 and $132 in 1995. The agreement contains a change in control provision that would accelerate the payment of these benefits. The maximum liability under this agreement, in such event, would be approximately $700.

On October 3, 1994, the Board of Directors adopted a deferred compensation agreement, with Hugo N. Surmonte, Chairman of the Board of Directors. The deferred compensation agreement required the Company pay Mr. Surmonte $150 per year, after his retirement from the Company and during his lifetime, and if Mr. Surmonte's death preceded his spouse's death, that such amounts shall be paid to his spouse for the remainder of her life. On October 5, 1994, Mr. Surmonte retired from the Company. On October 10, 1994, Mr. Surmonte died and per the agreement his widow, Marie G. Surmonte,received the benefit until her death on June 2, 1996. During fiscal year 1996, the Company paid $138 to Mrs. Surmonte, and reversed the remaining balance of $159 for this accrued liability.

During fiscal year 1997, the Company has granted stock options to a key executive to purchase 80,000 shares of the Company's common stock. The option price of $4.50 per share on all outstanding options is equal to the fair market value of the stock at the date of grant. Options are exercisable from the date of grant and have a term of 10 years.

The Company applies APB Opinion No. 25 in accounting for its stock-based compensation and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. The per shares weighted-average fair value of stock options granted during 1997 was $2.77 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: no expected dividend yield, risk-free interest rate of 6.6 percent expected volatility of 36.7 percent, and an expected life of ten years. Had compensation cost for the granted options been determined consistent with SFAS No. 123, the Company's net income and net income per share for 1997 would have been reduced to the pro forma amounts indicated below:


Net income:
   As reported                        $ 1,733
                                      =======
   Pro forma                          $ 1,592
                                      =======

Net income per share:
   As reported                        $  1.10
                                      =======
   Pro forma                          $  1.01
                                      =======


7.    FINANCIAL INSTRUMENTS

The Company uses various financial instruments in the normal course of business. By their nature, all such instruments involve risk, and the Company's maximum potential loss may exceed amounts recorded in the balance sheet. As is customary for these types of instruments, the Company does not require collateral or other security from other parties to these instruments. However, because the Company manages exposure to credit risk through credit approvals, credit limits and monitoring procedures, the Company believes that reserves for losses are adequate.

The Company uses derivative financial instruments for the purpose of hedging currency and interest rate exposures. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

Foreign Exchange Contracts - Bontex S.A. entered into a $5,000 option contract during 1995, to manage the exposure of sales denominated in U.S. dollars to changes in foreign currency exchange rates. The contract matured in 1996. The Company entered into no new foreign exchange contracts during 1997 and 1996.

Interest Rate Swaps - The Company has two outstanding interest rate swap agreements with banks having an aggregate notional amount of $1,889, of which $500 and $1,389 will terminate on January 20, 1998 and June 15, 1999, respectively. These swap agreements provide for the payment of interest based on fixed rates ranging from 5.80 percent to 6.55 percent, and remain unchanged over the term of the agreements. The floating rates of the debt agreements are based on the Brussels Inter Bank Offering Rate (BIBOR) or the London Inter Bank Offered Rate (LIBOR) and are reset every 90 days based on market conditions. The nature of the swap agreements changes certain variable rate debt to fixed rate debt. Interest rate differentials paid or received under these swaps are recognized over the life of the contracts as adjustments are made to the effective yield of the underlying debt. An interest premium of $67, $34 and $20 was paid during 1997, 1996 and 1995, respectively. The Company may be exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate such nonperformance.

Fair Value of Financial Instruments - The following assumptions were used by the Company to estimate the fair value of its financial instruments: The carrying amounts reported in the balance sheet for cash, cash equivalents, trade accounts receivable, other receivables, short-term borrowings, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The fair value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates, and approximate the carrying amount in the balance sheets. Unrealized gains or losses on the fair value of foreign exchange contracts and interest rate swap agreements are estimated based on current interest and foreign exchange rates.

The contract or notional amounts and estimated fair value of the Company's material off balance sheet financial instruments at June 30, 1997 and 1996 are as follows:


                                             1997                             1996
                     Contract or notional Fair Value   Contract or notional Fair Value
                            Amount                          Amount
Interest rate swaps        $1,889          $  (76)          $2,892         $ (108)

The Company entered into an interest rate swap for $1 million subsequent to June 30, 1997 which is not reflected in the above table, but included in the following Market Risk of Financial Instruments disclosure. This interest rate swap replaces the $500 agreement currently outstanding and will terminate on January 20, 2000.

Market Risk of Financial Instruments - Market risk is the risk of loss arising from adverse changes in market rates and prices. The following disclosures provide certain forward-looking data concerning potential exposures to market risk. By its nature, such forward-looking information is an estimate of what could occur in the future and is dependent on model characteristics and assumptions. As a result, actual future gains and losses will differ from those reported. These disclosures are not precise indicators of expected future losses, but rather are indicators of remote or reasonably possible losses.

The following table provides certain financial information concerning the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate swaps, the table presents expected notional amounts and weighted average interest rates by expected (contractual) maturity dates. For debt obligations, the table presents expected principal balances and related weighted average interest rates by expected maturity dates.

Derivative financial instruments (held for other than trading purposes):

                                                       Expected Balances and Rates (Unaudited)
                                    Fair               ---------------------------------------
As of June 30,                      Value      1997      1998       1999      2000       2001       2002
Interest Rate Swaps
   Variable to fixed              $   (76)  $ 1,889   $ 2,389    $ 2,389          -          -         -
   Average pay rate                            6.38%     6.45%      6.52%         -          -         -

Other financial instruments:

                                                       Expected Balances and Rates (Unaudited)
                                    Fair               ---------------------------------------
As of June 30,                      Value      1997      1998       1999      2000       2001       2002

Lines of Credit, net of
Interest Rate Swaps
   Variable rate debt             $ 6,130   $ 6,130   $ 5,630    $ 5,630   $ 8,019    $ 8,019   $ 8,019
   Average variable interest rate              7.90%     7.90%      7.90%     7.90%      7.90%     7.90%

Long-term Debt
   Fixed rate debt                $ 3,339   $ 3,339   $ 2,761    $ 2,183   $ 1,606    $ 1,028   $   768
   Average fixed interest                      7.51%     7.44%      7.34%     7.15%      6.76%     6.58%

The Company's interest rate swaps fix the rate of interest for $1.9 million of $8 million total variable rate debt. In the event of lowering BIBOR or LIBOR rates, the Company is exposed to higher fixed rates. The $6.1 million variable rate debt not covered by the interest rate swaps is subject to market risk of rate changes. In the above analysis, current rates are those rates paid by the Company during the previous twelve months, and it assumes that future interest rates will remain constant during the next four years. Future variable interest rates are estimates of the Company's future cost of capital, and are based on the Company's previous 3 years of interest rates. The level of financing for the lines of credit are assumed to be the same for all periods. The above market risk sensitive analysis does not fully reflect the potential net market risk exposure, because other market risk exposures may exist in other transactions, including commodity positions and other financial instruments.

8.    COMMITMENTS AND CONTINGENCIES

Regulatory and Environmental Matters - As with all related manufacturers, the Company is subject to regulations by various federal, state, foreign and local agencies concerning compliance with environmental control statutes. These regulations impose limitations on the discharge of effluent and emissions into the environment, and establish standards for solid and hazardous waste disposal, treatment, and storage, as well as require the Company to obtain and operate in compliance with the conditions of environmental permit. The Company believes that it is in substantial compliance with such existing domestic and foreign environmental statues and regulations. Failure to comply with applicable environmental control standards could result in interruption of operations or could require additional expenditures at these facilities.

The Company has made and intends to continue to make capital investments, operating expenditures, and production adjustments in connection with compliance to environmental laws and regulations. Since the Company is essentially comprised of two fiberboard plants, water quality discharge remains the primary environmental concern. Construction of waste water treatment facilities has been completed at both plants.

On July 22, 1994, the Company entered into a Special Consent Order with the Virginia Department of Environmental Quality (DEQ) committing the Company to construct a waste water treatment facility to address certain effluent limitations in its Virginia Pollution Discharge Elimination Permit. Construction of the USA waste treatment facility was completed during fiscal 1996 at an aggregate cost of almost $2.0 million. The waste water treatment plant appears to be operating within compliance of applicable environmental requirements.

The Belgium government has imposed new regulations requiring a formal water treatment plant to be installed at Bontex S.A. The waste water treatment plant at Bontex S.A. has been completed during fiscal 1997 and appears to be operating within compliance of applicable environmental requirements.

The facility in the USA is also impacted by regulations concerning air emissions relating to the operation of certain coating and converting equipment. The Company has entered into a Consent Order with DEQ to which the Company has committed to take appropriate corrective action with respect to air quality emissions and to achieve compliance by December 31, 1997. An air quality consultant has completed an extensive analysis to characterize and verify mill air emissions. The Company has purchased and is installing certain air emission controls. The cost of the air control technologies based on current information is expected to be approximately $250.

Estimates of the costs of future environmental compliance are unaudited and may differ from projected costs due to, among other things, continued emergence of newer environmental laws and regulations and improving efficiencies in environmental control or process technology developments. At the present time, based on preliminary estimates, the Company anticipates that consolidated capital expenditures for environmental compliance in fiscal 1998 will aggregate approximately $400; however, this estimate could change due to ultimate circumstances.

Litigation - In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no legal proceedings, lawsuits or other claims pending against or involving the Company which, in the opinion of management, will have a material adverse impact upon the consolidated results of operations or financial condition of the Company.

Purchase Commitments - In connection with purchasing certain commodities (pulps and latex) for future manufacturing requirements, the Company enters into a number of purchase commitments, as deemed appropriate, to manage the effects of market price fluctuations and to secure adequate raw material supplies. These purchase commitments have limited terms and the Company expects future sales will be sufficient to meet these requirements.

Leases - Rental expenses for all operating leases amounted to $113, $131 and $112 in 1997, 1996 and 1995, respectively. The Company anticipates future rental expense for operating leases to approximate $110 each year for the next five years.

                       Independent Auditors' Report


KPMG PEAT MARWICK LLP
10 S. Jefferson Street, Suite 1710
Roanoke, VA  24011-1331





Independent Auditors' Report


The Board of Directors and Stockholders
      of Bontex, Inc.:

We have audited the accompanying consolidated balance sheets of Bontex, Inc. (formerly Georgia Bonded Fibers, Inc.) and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bontex, Inc. and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.



                                             KPMG Peat Marwick LLP



August 13, 1997

--------------------------------
DIRECTORS, EXECUTIVES & OFFICERS
--------------------------------

James C. Kostelni      #          Chairman of the Board, President, Chief
                                  Executive Officer, Director

William J. Binnie      #*         Director

Michael J. Breton                 Corporate Director of International
                                  Operations, Director

William B. D'Surney               Director

David A. Dugan                    Controller and Corporate Secretary

Charles W. J. Kostelni            Corporate Controller

Jeffrey C. Kostelni               Treasurer and Chief Financial Officer,
                                  Director

Frank B. Mayorshi      #*         Director

Larry E. Morris                   Technical and Sales Director, Director

Dr. Joseph F. Raffetto            Director

Patricia S. Tischio               Assistant Corporate Secretary, Director

Robert J. Weeks        #*         Director


                                  #  Member of Executive Committee
                                  *  Member of Audit Committee




-------
COUNSEL
-------

Woods, Rogers & Hazlegrove, P.L.C.Roanoke, Virginia
Attorneys at Law

--------------------
INDEPENDENT AUDITORS
--------------------

KPMG Peat Marwick LLP             Roanoke, Virginia
Certified Public Accountants

--------------
TRANSFER AGENT
--------------

Registrar & Transfer Company      Cranford, New Jersey

LOCATIONS                                   North American Warehouse
------------------------------------------- Facilities
                                             Newark, New Jersey
Global Headquarters and U. S. Manufacturing  Franklin, Tennessee
  Bontex, Inc.                               St. Louis, Missouri
  One Bontex Drive                           Cambridge, Ontario, Canada
  Buena Vista, Virginia 24416-1500           Montreal, Quebec, Canada
  800-733-4234                               Village Huron, Quebec, Canada
  E-mail:  bontex @ bontex.com
  http://www.bontex.com                     SHAREHOLDERS'
                                            INFORMATION
European Headquarters and Manufacturing     ----------------------------
  Bontex S. A.
  Rue Slar                                  Annual Meeting
  4801 Stembert, Belgium                     10:30 a.m. October 14, 1997
  E-mail:  bontexsa @ mail.att.net           Best Western Inn at Hunt Ridge
                                             Willow Springs Drive
Sales and Distribution Centers               Lexington, Virginia 24450
  Bontex Italia S.r.l.
  Via Francia N. 1                          Independent Auditors
  37069 Villafranca                          KPMG Peat Marwick LLP
  Verona, Italy                              10 S. Jefferson Street
  E-mail: bontexit @ ats.it                  Suite 1710
                                             Roanoke, Virginia 24011-1331
  Bontex de Mexico, S. A. de C. V.
  Boulevard Mariano Escobedo #801           Registrar and Transfer Agent
  Colonia Andrade, C. P. 37370               Registrar and Transfer Company
  Leon, Guanajuato                           10 Commerce Drive
  Mexico                                     Post Office Box 1010
                                             Cranford, New Jersey 07106
  Bontex Hong Kong Limited
  2108 Mega Trade Centre
  1-6 Mei Wan Street                        Form 10-K
  Tsuen Wan, Hong Kong                      A copy of the Company's 10-K
                                            filed with the Securities and
International Liaison Offices               Exchange Commission is
  Bontex Australia                          available without charge to
  20 Munro Street                           any shareholder.
  Macleod 3085
  Victoria, Australia                       Requests should be sent to the
                                             attention of:
  Bontex Korea
  Rm. 601, Songnam Bldg.                    Corporate Controller
  76-1, 4GA, Chungang-Dong                  Bontex, Inc.
  Chung-Gu, Busan, Korea                    One Bontex Drive
                                            Buena Vista, Virginia 24416-1500
  Bontex Taiwan
  8F1, No. 52, Sec. 2
  Chung Shan N. Rd.                         --------------------------------
  Taipei, 10419, Taiwan                      Bontex (registered trademark)

                                            The Bontex (registered
                                            trademark) is a registered
                                            trademark of Bontex, Inc.

                                            Bontex, Inc, is an equal
                                            opportunity employer
                                            --------------------------------
                                            (Recycled paper symbol)
                                            Recycled Paper

(Bontex symbol) BONTEX/BONFOAM


Cushion Insole Products

BONFOAM (registered trademark)/CONTOUR (registered trademark)/MAXXON (registered trademark) dual density cushion insoles from BONTEX (registered trademark) meet the challenge of providing comfort and protecting feet from harsh environmental discomforts. Whether the footwear you manufacture is bound for hard ground, wet and cold conditions, high impact and abrasive conditions, or just leisure wear, BONFOAM (registered trademark)/CONTOUR (registered trademark)/MAXXON (registered trademark) Dual or Tri-Density cushion insoles combined with BONTEX (registered trademark) reduces internal shoe discomforts.

BONFOAM (registered trademark)/CONTOUR (registered trademark)/MAXXON (registered trademark) products can be combined with any BONTEX (registered trademark) product to enable the shoe bottom to conform with the shape of the foot and distribute pressure during any activity. The dynamic interaction between the foot and weight transfer is accommodated and high pressure points are minimized. Customers will see and feel the comfort the very first time they try on your footwear.

MORI-FRESH (registered trademark) treated which retards the growth of harmful bacteria fungi and mold.


(Photo appears here - Cowboy on horse)

(Bontex symbol) BONTEX (registered trademark)

One Bontex Drive, Buena Vista, VA  24416-1500
Telephone :  540-261-2181   Fax:  540-261-3784
E-Mail:  bontex@bontex.com  http://www.bontex.com
Manufactured: Bontex (registered trademark) Buena Vista, VA Bontex (registered trademark) S.A. Stembert, Belgium
Dist. and Converted by: Bontex (registered trademark) Italia S.r.l. Villafranca, Verona, Italy.
Bontex (registered trademark) de Mexico, Leon, Mexico Bontex (registered trademark) Hong Kong

(Bontex symbol) BONTEX

Research and Development

BONTEX (registered trademark) has a SATRA certified laboratory.

BONTEX (registered trademark) is committed to total quality management as demonstrated by certification ISO 9001 for the design, development and manufacture of elastomeric saturated cellulose fiberboard products for footwear, luggage, headwear, automotive and allied industries.

BONTEX (registered trademark) products receive the American Podiatrist Medical Association (APMA) seal of acceptance after undergoing stringent clinical and laboratory tests. The APMA seal of acceptance means BONTEX (registered trademark) products conform to APMA guidelines and were found to assist in foot health and comfort.

BONTEX (registered trademark) has a research and development interface program available on a partnership basis with our customers. BONTEX (registered trademark) welcomes the opportunity to explore new applications and new formulations of elastomeric impregnated fiberboard products.

BONTEX (registered trademark) products are MORI-FRESH (registered trademark) treated which retards the growth of harmful bacteria, fungi and mold.

(Photo appears here - Pyrex lab decanters)


(Bontex symbol) BONTEX (registered trademark)

One Bontex Drive, Buena Vista, VA  24416-1500
Telephone :  540-261-2181   Fax:  540-261-3784
E-Mail:  bontex@bontex.com  http://www.bontex.com
Manufactured: Bontex (registered trademark) Buena Vista, VA Bontex (registered trademark) S.A. Stembert, Belgium
Dist. and Converted by: Bontex (registered trademark) Italia S.r.l. Villafranca, Verona, Italy.
Bontex (registered trademark) de Mexico, Leon, Mexico Bontex (registered trademark) Hong Kong